SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              CARNIVAL CORPORATION
                                  CARNIVAL PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

        COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF CARNIVAL CORPORATION
                      SPECIAL VOTING SHARE OF CARNIVAL PLC
             TRUST SHARES (REPRESENTING BENEFICIAL INTERESTS IN THE
                       P&O PRINCESS SPECIAL VOTING TRUST)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                   COMMON STOCK: 143658 10 2 AND 143658 30 0**
                        SPECIAL VOTING SHARE: G7214F 12 2
                           TRUST SHARES: 143658 30 0**
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ARNALDO PEREZ, ESQ.
                                 GENERAL COUNSEL
                              CARNIVAL CORPORATION
                              3655 N.W. 87TH AVENUE
                            MIAMI, FLORIDA 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 26, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 3,653,168
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 3,653,168
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         TAMMS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 3,653,168
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 365,316
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  3,287,852

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE CONTINUED TRUST FOR MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 2,124,560
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 2,124,560
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE MICKY ARISON 1997 HOLDINGS TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 6,102,187
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 6,102,187
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MA 1997 HOLDINGS, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 6,102,187
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 6,102,187
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MA 1997 HOLDINGS, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 6,102,187
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 6,102,187
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE MICKY ARISON 1994 "B" TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 106,114,284
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 106,114,284
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MA 1994 B SHARES, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 106,114,284
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 106,114,284
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MA 1994 B SHARES, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 106,114,284
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 106,114,284
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 130,562,864
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  93,847,639
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 124,460,677
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  94,880,079

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         225,442,943
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         35.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Guernsey, Channel Islands
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  5,102,708

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE CONTINUED TRUST FOR SHARI ARISON DORSMAN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 3,000,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 3,000,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  759,010

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Jersey, Channel Islands
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  76,787,525

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         76,787,525
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         12.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States and Israel
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 6,250,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,200
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 2,250,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  5,103,908

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,353,908
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         JMD DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 8,724,560
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,000,000
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 15,826,747
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  129,554,083

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         145,780,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         23.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         JAMES M. DUBIN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 39,211,276
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  97,597,639
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 16,226,747
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  133,305,083

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         149,531,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         23.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NUMBER 2
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  46,145,830

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         46,145,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         7.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE TED ARISON FAMILY FOUNDATION USA, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 2,250,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 2,250,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,250,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         COUTTS (JERSEY) LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  46,145,830

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         46,145,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         7.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         CITITRUST (JERSEY) LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Jersey, Channel Islands
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  76,787,525

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         76,787,525
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         12.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         JMD PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 30,085,716
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  92,847,639
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  126,683,355

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         126,683,355
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         20.1%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         BALLUTA LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Isle of Man
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  5,102,708

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE MARILYN B. ARISON 2003 TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 400,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 400,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  1,032,440

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         MBA I, LLC
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 400,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 400,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  1,032,440

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE CONTINUED TRUST FOR MICHAEL ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: 4,000,000
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 4,000,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  759,010

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         THE MICHAEL ARISON 1999 IRREVOCABLE DELAWARE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,000,000
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: 1,000,000
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,000,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         JJO DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  128,036,063

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         128,036,063
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         20.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:
         JOHN J. O'NEIL
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                        7)      Sole Voting Power: -0-
Number of
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by
Each Report-            --------------------------------------------------------
ing Person              9)      Sole Dispositive Power: -0-
With
                        --------------------------------------------------------
                        10)     Shared Dispositive Power:  128,036,063

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         128,036,063
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         20.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

         The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No. 2, The Ted Arison Family Foundation USA, Inc., Coutts (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc., Balluta Limited, the Marilyn B. Arison 2003 Trust, MBA I, LLC, the Continued Trust for Michael Arison, the Michael Arison 1999 Irrevocable Delaware Trust, JJO Delaware, Inc. and John J. O'Neil. As of August 11, 2003, the Marilyn B. Arison Irrevocable Delaware Trust ceased to be a Reporting Person. This Schedule 13D is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER

                  No material change.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is hereby amended by deleting paragraph (a)(xxiii) and replacing it with the following:

                  "(xxiii) The Marilyn B. Arison 2003 Trust ("Marilyn Arison 2003 Trust");

                  Item 2 is hereby further amended by deleting the word "and" before paragraph (a)(xxvi) and adding the following paragraphs (a)(xxvii) and
(a)(xxviii):

                  "; (xxvii) JJO Delaware, Inc. ("JJO Delaware"); and (xxviii) John J. O'Neil"

                  Item 2 is hereby further amended by deleting the second paragraph of (a) and replacing it with the following:

                  "Micky Arison is the Chairman, Chief Executive Officer and a Director of Carnival Corporation and Carnival plc, President and Treasurer of TAMMS Corp. and beneficiary of the Micky Arison Continued Trust, the Micky Arison 1997 Trust and the B Trust. Shari Arison is the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued Trust and the Shari Arison Trust No. 1. Michael Arison is the beneficiary of the Michael Arison Continued Trust and the Michael Arison 1999 Trust. Micky Arison and Shari Arison are siblings. James M. Dubin is (i) the sole shareholder and an officer of JMD Delaware, the corporate trustee of the Micky Arison 1997 Trust, the B Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Michael Arison Continued Trust and the Michael Arison 1999 Trust, and the co- trustee of the Lin Trust No. 2, the Shari Arison Trust No. 1, the Shari Arison Guernsey Trust and the 1997 Irrevocable Trust for Micky Arison, (ii) the sole shareholder and an officer of JMD Protector, the corporate protector of the Lin Trust No. 2, the Shari Arison Trust No. 1, the Michael Arison 1999

Trust and the Ted Arison Charitable Trust, (iii) the sole shareholder of Balluta, the corporate co-trustee of the Shari Arison Guernsey Trust, and (iv) the sole trustee for the Marilyn Arison 2003 Trust. John J. O'Neil is the sole shareholder and an officer of JJO Delaware, the co-trustee of the Lin Trust No. 2, the Shari Arison Trust No. 1, the Shari Arison Guernsey Trust and the 1997 Irrevocable Trust for Micky Arison."

                  Item 2 is hereby further amended by deleting paragraph (c)(xi) and replacing it with the following:

                  "(c)(xi) The Shari Arison Guernsey Trust is a Guernsey trust established for the benefit of Shari Arison. The business address of the Shari Arison Guernsey Trust is c/o Barings (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands. The co-trustees of the Shari Arison Guernsey Trust are JMD Delaware, JJO Delaware and Balluta. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JJO Delaware are set forth in Item 2(c)(xxvii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Balluta are as follows:

                               RESIDENCE OR                            PRINCIPAL OCCUPATION
NAME                           BUSINESS ADDRESS                        OR EMPLOYMENT
----                           ----------------                        -------------
Robert James Banfield          Barings Trustees (Guernsey) Ltd.        Executive Director
                               Trafalgar Court                         of Barings Trustees
                               Les Banques                             (Guernsey) Ltd.
                               St. Peter Port
                               Guernsey  GY1 3DA

James M. Dubin                 Paul, Weiss, Rifkind,                   Attorney-at-Law at
                               Wharton & Garrison LLP                  Paul, Weiss, Rifkind,
                               1285 Avenue of the Americas             Wharton & Garrison LLP
                               New York, New York 10019

Philip Peter Scales            Barings (Isle of Man) Limited           Managing Director
                               St. James's Chambers,                   and Chartered
                               Athol Street, Douglas,                  Secretary, Barings
                               Isle of Man, IM1 1JE                    (Isle of Man) Limited

Alan Crowther                  Barings (Isle of Man) Limited           Company Secretary,
                               St. James's Chambers,                   Barings (Isle of Man)
                               Athol Street, Douglas,                  Limited
                               Isle of Man, IM1 1JE"

                  Item 2 is hereby further amended by deleting paragraph
(c)(xiii) and replacing it with the following:

                  "(c)(xiii) The Shari Arison Trust No. 1 is a Jersey trust established for the benefit of Shari Arison. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The co-trustees of the trust are JMD Delaware, JJO Delaware and Cititrust, which is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JJO Delaware are set forth in Item 2(c)(xxvii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Cititrust are as follows:

                                RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                            BUSINESS ADDRESS                          OR EMPLOYMENT
----                            ----------------                          -------------
Citicorp Overseas               Corp Common                               Controlling Person
Investment Corporation          1 Penn's Way 1-1
                                Newcastle, Delaware 19720

Debbie Sebire                   Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

Anthony Daly                    Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

Clive Jones                     Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

Thomas Rilko                    Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

D. Smith Freeman                Citigroup Center                          Director
                                153 East 53rd Street
                                New York, New York 10011

Maria del Carmen Butler         Cititrust (Bahamas) Limited               Director
                                Thompson Boulevard
                                Nassau, Bahamas"

Breege, Jude                    Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

                                RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                            BUSINESS ADDRESS                          OR EMPLOYMENT
----                            ----------------                          -------------
Susan Gibaut                    Cititrust (Jersey) Limited                Director
                                38 Esplanade, St. Helier,
                                Jersey, Channel Islands

                  Item 2 is hereby further amended by deleting paragraph
(c)(xvi) and replacing it with the following:

                  "(c)(xvi) James M. Dubin is a partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Dubin is the sole stockholder of JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family, the sole stockholder of JMD Protector, a Delaware corporation whose principal purpose is to serve as protector for certain trusts established for the benefit of members of the Arison family, the sole stockholder of Balluta, an Isle of Man corporation whose principal purpose is to serve as trustee for the Shari Arison Guernsey Trust and the sole trustee of the Marilyn Arison 2003 Trust. Mr. Dubin's business address is Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064."

                  Item 2 is hereby further amended by deleting paragraph
(c)(xvii) and replacing it with the following:

                  "(c)(xvii) Lin Trust No. 2 is a Jersey trust established for the benefit of Marilyn B. Arison. The address of the trust is c/o Coutts (Jersey) Limited, P.O. Box 6, 23-25 Broad Street, St. Helier, Jersey JE4 8 ND, Channels Islands. The co-trustees of the trust are JMD Delaware, JJO Delaware and Coutts, which is a company organized under the laws of Jersey, Channels Islands, the principal business of which is the provision of trustee company services. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JJO Delaware are set forth in Item 2(c)(xxvii). The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Coutts are as follows:

                                       RESIDENCE OR                                 PRINCIPAL OCCUPATION
NAME                                   BUSINESS ADDRESS                             OR EMPLOYMENT
----                                   ----------------                             -------------
The Royal Bank of                      Royal Bank House,                            Controlling Person
Scotland International                 P.O. Box 64
(Holdings) Limited                     71 Bath Street, St. Helier
                                       Jersey JE4 8 ND, Channel Islands

                                       RESIDENCE OR                                 PRINCIPAL OCCUPATION
NAME                                   BUSINESS ADDRESS                             OR EMPLOYMENT
----                                   ----------------                             -------------
John Anthony Heaps                     c/o Coutts (Jersey) Limited                  Director
                                       P.O. Box 6
                                       23-25 Broad Street, St. Helier
                                       Jersey JE4 8 ND, Channel Islands

David Neuschaffer                      c/o Coutts (Jersey) Limited                  Director
                                       P.O. Box 6
                                       23-25 Broad Street, St. Helier
                                       Jersey JE4 8 ND, Channel Islands

Barry Derek Poole                      c/o Coutts (Jersey) Limited                  Director
                                       P.O. Box 6
                                       23-25 Broad Street, St. Helier
                                       Jersey JE4 8 ND, Channel Islands

David William Michael                  c/o Coutts (Jersey) Limited                  Director
Ballingall                             P.O. Box 6
                                       23-25 Broad Street, St. Helier
                                       Jersey JE4 8 ND, Channel Islands

Martin John Hall                       c/o Coutts (Isle of Man) Limited             Director
                                       Coutts House
                                       Summerville Road
                                       Onchan
                                       Isle of Man IM3 1RB

Keith Anthony Luxon                    c/o Coutts (Monaco) SAM                      Director
                                       George V
                                       14 Avenue de Grande-Bretagne
                                       Monte Carlo
                                       MC98000 Monaco

Gerhard Hans Mueller                   c/o Coutts Bank (Switzerland) AG             Director
                                       Brandschenkestrasse 5
                                       8022 Zurich, Switzerland"

                  Item 2 is hereby further amended by deleting paragraph
(c)(xxiii) and replacing it with the following:

                  "(c)(xxiii) The Marilyn Arison 2003 Trust is a Florida trust established for the benefit of Marilyn B. Arison. The business address of the Marilyn Arison 2003 Trust is c/o James M. Dubin, Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064. The sole trustee of the Marilyn Arison 2003 Trust is James M. Dubin. The name, residence or business address and principal occupation or employment of James M. Dubin are set forth in Item 2(c)(xvi)."

                  Item 2 is hereby further amended by adding the following as a new paragraph (c)(xxvii) and replacing it with the following:

                  "(c)(xxvii) JJO Delaware is a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The business address of JJO Delaware is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JJO Delaware are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT
----                         ----------------                     -------------
John J. O'Neil               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Eric Goodison                Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019"

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Richard B. Skor              AFO LLC                              President and
                             P.O. Box 11-1605                     Managing Officer
                             Miami, Florida 33111      of AFO LLC"

                  Item 2 is hereby further amended by deleting paragraph (f) and replacing it with the following:

                  "(f) The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

         Marilyn Arison, Micky Arison, John J. O'Neil, James M. Dubin, Henry Eckstein, Eric Goodison, Stanford L. Stevenson, III, Thomas R. Pulsifer, D. Smith Freeman, Walter C. Tuthill, Richard B. Skor and Arnaldo Perez: United States;

         Shari Arison, Jason Arison and David Arison: Israel and United States;

         Madeleine Arison, David William Michael Ballingall, Alan Crowther, Anthony Daly, Martin John Hall, Clive Jones, Keith Anthony Luxon, Barry Derek Poole, Philip Peter Scales, Debbie Sebire, John Anthony Heaps, David Neuschaffer, Robert James Banfield, Thomas Rilko and Susan
         Gibault: British;

         Maria del Carmen Butler: The Bahamas;

         Gerhard Hans Mueller: Switzerland; and

         Breege Jude: Irish."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No material change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding the following paragraphs:

                  On August 26, 2003, Carnival Corporation announced that members of the Arison family and certain related entities, including some of the Reporting Persons listed herein, plan to sell up to 32 million Shares over the next two years in market sales. Of the Shares planned for sale, up to 17 million Shares are held either directly or indirectly by Micky Arison.

                  The sellers are selling for tax planning, estate planning and diversification purposes. A charitable trust is also selling for tax related reasons. In connection with the sales, the sellers are expected to enter into one or more sales plans under Rule 10b5-1. Sales plans under Rule 10b5-1 permit the creation of written plans for buying or selling stock at a time when insiders are not in possession of material non-public information. Once a plan is established, the insider does not retain or exercise any discretion over sales of stock under the plan and the pre-planned trades can be executed at later dates as set forth in the plan, without regard to any subsequent material non-public information that the insider might receive.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  All ownership percentages set forth herein assume that there are 629,586,781 Shares outstanding, based on 629,586,781 shares of Carnival Corporation Common Stock, representing the total number of shares reported in the Quarterly Report on Form 10-Q of Carnival Corporation for the quarter ending May 31, 2003 to be outstanding as of July 11, 2003.

                  TAMMS L.P. may be deemed to own beneficially 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 Shares held by TAMMS L.P.

                  TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 Shares held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 Shares held by TAMMS L.P.

                  The Micky Arison Continued Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. The Micky Arison Continued Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

                  The Micky Arison 1997 Trust beneficially owns 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), by virtue of being the sole stockholder of MA 1997, Inc. The Micky Arison 1997 Trust has sole voting and dispositive power with respect to all such Shares.

                  MA 1997, L.P. beneficially owns an aggregate of 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such Shares that it holds directly.

                  MA 1997, Inc. beneficially owns an aggregate of 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such Shares.

                  The B Trust beneficially owns 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. The B Trust has sole voting power and dispositive power with respect to all such Shares held by B Shares, L.P.

                  B Shares, L.P. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

                  B Shares, Inc. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

                  Micky Arison beneficially owns an aggregate of 225,442,943 Shares (approximately 35.8% of the total number of Shares outstanding), 408,000 Shares of which are underlying vested options which he holds directly, 6,102,187 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 1997 Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust, 111,386,032 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 1,432,440 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Marilyn Arison 2003 Trust. Micky Arison has shared dispositive and voting power with respect to the 46,145,830 Shares held by the Lin Trust No. 2, with respect to 46,701,809 Shares held by the Shari Arison Trust No. 1 and with respect to 1,000,000 Shares held by the Michael Arison 1999 Trust. Micky Arison has sole voting power with respect to the 6,102,187 Shares indirectly held by the Micky Arison 1997 Trust. Micky Arison has shared dispositive power with respect to 1,032,440 Shares held by the Marilyn Arison 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 17,538,393 Shares held by the 1997 Irrevocable Trust for Micky Arison, the 106,114,284 Shares indirectly held by the B Trust, the 400,000 Shares held by the Marilyn Arison 2003 Trust and the 408,000 Shares underlying vested options.

                  Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 3,653,168 Shares beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 3,653,168 Shares owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of any of the Shares held by TAMMS L.P.

                  The Shari Arison Guernsey Trust beneficially owns an aggregate of 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all such Shares.

                  The Shari Arison Continued Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  The Shari Arison Trust No. 1 beneficially owns the 76,787,525 Shares for which it exercises shared dispositive power (approximately 12.2% of the total number of Shares outstanding).

                  Shari Arison beneficially owns 7,353,908 Shares (approximately 1.2% of the total number of Shares outstanding). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 Shares held by TAMMS L.P. Because Shari Arison is Chairman and President of the Foundation, she may be deemed to beneficially own the 2,250,000 Shares held by the Foundation and have sole voting and dispositive power over such Shares. Ms. Arison also may be deemed to beneficially own 1,200 Shares held by her children and have shared voting and dispositive power over such Shares. Ms. Arison disclaims beneficial ownership of such Shares held by her children and the Foundation.

                  JMD Delaware beneficially owns an aggregate of 145,780,830 Shares (approximately 23.2% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Michael Arison Continued Trust, the Michael Arison 1999 Trust and the Micky Arison 1997 Trust and the co-trustee of the Lin Trust No. 2, the Shari Arison Trust No. 1 and the Shari Guernsey Trust. JMD Delaware has shared voting and sole dispositive power with respect to the Shares held by the Michael Arison 1999 Trust. JMD Delaware has sole voting and dispositive power with respect to the Shares held by the Micky Arison Continued Trust and certain Shares held by each of the Shari Arison Continued Trust and the Michael Arison Continued Trust. JMD Delaware has sole voting and shared dispositive power with respect to certain Shares held by each of the Shari Arison Continued Trust and the Michael Arison Continued Trust. JMD Delaware has sole dispositive power with respect to the Shares directly held by MA 1997 L.P. by virtue of being the trustee of the Micky Arison 1997 Trust. JMD Delaware has shared dispositive power with respect to the Shares held by each of Lin Trust No. 2, the Shari Arison Trust No. 1 and the Shari Arison Guernsey Trust. Accordingly, JMD Delaware may be deemed to beneficially own such Shares for which it expresses voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such Shares.

                  James M. Dubin beneficially owns an aggregate of 149,531,830 Shares (approximately 23.8% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 149,530,830 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, JMD Protector and Balluta and the sole trustee of the Marilyn Arison 2003 Trust. Mr. Dubin has shared voting and dispositive power with respect to the Shares held by the Ted Arison Charitable Trust, the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1. Mr. Dubin has shared voting and sole dispositive power with respect to the Shares held by the Michael Arison 1999 Trust. Mr. Dubin has sole voting and dispositive power with respect to the Shares held by the

Micky Arison Continued Trust and certain Shares held by each of the Shari Arison Continued Trust, the Michael Arison Continued Trust and the Shari Arison Trust No. 1. Mr. Dubin has shared dispositive power with respect to Shares held by the Shari Arison Guernsey Trust, and certain Shares held by each of the Shari Arison Continued Trust and the Michael Arison Continued Trust. Mr. Dubin has sole dispositive power with respect to the Shares indirectly held by the Micky Arison 1997 Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

                  The Lin Trust No. 2 beneficially owns the 46,145,830 Shares for which it exercises shared dispositive power (approximately 7.3% of the total number of Shares outstanding).

                  The Foundation beneficially owns the 2,250,000 Shares for which it exercises sole voting and dispositive power (approximately 0.4% of the total number of Shares outstanding).

                  Coutts beneficially owns 46,145,830 Shares (approximately 7.3% of the total number of Shares outstanding), by virtue of being the co-trustee of the Lin Trust No. 2. Coutts has shared dispositive power with respect to the Shares held by the Lin Trust No. 2. Accordingly, Coutts may be deemed to beneficially own such Shares for which it exercises such dispositive power. Coutts disclaims beneficial ownership of such Shares.

                  Cititrust beneficially owns 76,787,525 Shares (approximately 12.2% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Trust No. 1. Cititrust has shared dispositive power with respect to the Shares held by the Shari Arison Trust No. 1. Accordingly, Cititrust may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Cititrust disclaims beneficial ownership of such Shares.

                  JMD Protector beneficially owns an aggregate of 126,683,355 Shares (approximately 20.1% of the total number of Shares outstanding), by virtue of being the protector of the Shari Arison Trust No. 1, the Lin Trust No. 2 and the Ted Arison Charitable Trust. JMD Protector has shared dispositive power with respect to Shares held by the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared voting power with respect to the Shares held by the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1, and has sole voting power with respect to certain Shares held by the Shari Arison Trust No. 1. JMD Protector has shared voting and dispositive power with respect to the Shares issued by the Ted Arison Charitable Trust. Accordingly, JMD Protector may be deemed to beneficially own such Shares for which it exercises shared voting and dispositive power. JMD Protector disclaims beneficial ownership of all such Shares.

                  Balluta beneficially owns 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Guernsey Trust. Balluta shares dispositive power with respect to the 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and with respect to 1,102,708 Shares held by TAMMS L.P. Accordingly, Balluta may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Balluta disclaims beneficial ownership of such Shares.

                  The Marilyn Arison 2003 Trust beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,032,440 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. The Marilyn Arison 2003 Trust has sole voting and dispositive power with respect to the 400,000 Shares directly held by MBA and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  MBA beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 Shares of which it holds directly and 1,032,440 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 400,000 Shares it holds directly and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  The Michael Arison Continued Trust beneficially owns an aggregate of 4,759,010 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Michael Arison Continued Trust has sole voting and dispositive power with respect to the 4,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  The Michael Arison 1999 Trust owns an aggregate of 1,000,000 Shares (approximately 0.2% of the total number of Shares outstanding). The Michael Arison 1999 Trust has shared voting power and sole dispositive power with respect to the 1,000,000 Shares held by it.

                  JJO Delaware beneficially owns an aggregate of 128,036,063 Shares (approximately 20.3% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. JJO has shared dispositive power with respect to the Shares held by the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. Accordingly, JJO Delaware may be deemed to beneficially own such Shares for which it exercises shared dispositive power. JJO Delaware disclaims beneficial ownership of all such Shares.

                  John J. O'Neil beneficially owns an aggregate of 128,036,063 Shares (approximately 20.3% of the total number of Shares outstanding) by virtue of being the sole shareholder of JJO Delaware. Mr. O'Neil has shared dispositive power with respect to the Shares held by the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. Accordingly, Mr. O'Neil may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Mr. O'Neil disclaims beneficial ownership of all such Shares.

                  The Reporting Persons, as a group, beneficially own an aggregate of 277,276,147 Shares (approximately 43.5% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 is hereby amended by deleting the second paragraph and replacing it with the following:

                  B Shares, L.P. entered into an amended and restated pledge agreement with JPMorgan Chase Bank, dated as of December 13, 2001, amended on January 13, 2003 and reaffirmed on July 14, 2003. B Shares, L.P. pledged to the bank 11,000,000 shares of Common Stock as security under a credit facility.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibit has been filed with this Schedule 13D.

Exhibit 17 Joint Filing Agreement, dated as of August 28, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, Coutts, Cititrust, JMD Protector, Balluta Limited , the Marilyn Arison 2003 Trust, MBA, Michael Arison Continued Trust, the Michael Arison 1999 Trust, JJO Delaware and John J. O'Neil.

Exhibit 18 Reaffirmation, dated as of July 14, 2003, executed by B Shares, L.P. as Exhibit A to the Fifth Modification of Amended and Restated Credit Agreement, dated as of July 14, 2003, between Miami Heat Limited Partnership and JPMorgan Chase Bank.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August 28, 2003


TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:  TAMMS MANAGEMENT
     CORPORATION, MANAGING
     GENERAL PARTNER

By:  /s/ Micky Arison
     ----------------------------------
     Micky Arison, President


TAMMS MANAGEMENT
CORPORATION

By:  /s/ Micky Arison
     ----------------------------------
     Micky Arison, President


CONTINUED TRUST FOR MICKY
ARISON, JMD DELAWARE, INC.,
TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


MICKY ARISON 1997 HOLDINGS
TRUST, JMD DELAWARE, INC.,
TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


MICKY ARISON 1994 "B" TRUST,
JMD DELAWARE, INC., TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


MA 1997 HOLDINGS, L.P., MA 1997
HOLDINGS, INC., GENERAL PARTNER

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Secretary


MA 1997 HOLDINGS, INC.

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Secretary


MA 1994 B SHARES, L.P., MA 1994
B SHARES, INC., GENERAL PARTNER

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Secretary


MA 1994 B SHARES, INC.

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Secretary


/s/ Micky Arison
---------------------------------------
Micky Arison


SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, BALLUTA
LIMITED, TRUSTEE

By:  /s/ Robert J. Banfield
     ----------------------------------
     Robert J. Banfield

CONTINUED TRUST FOR SHARI
ARISON DORSMAN, JMD
DELAWARE, INC., TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1, CITITRUST
(JERSEY) LIMITED, TRUSTEE

By:  /s/ Breege Jude
     ----------------------------------
     Breege Jude, Director


/s/ Shari Arison
---------------------------------------
Shari Arison


JMD DELAWARE, INC.

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


/s/ James M. Dubin
---------------------------------------
James M. Dubin


BALLUTA LIMITED

By:  /s/ Robert J. Banfield
     ----------------------------------
     Robert J. Banfield


1992 IRREVOCABLE TRUST FOR LIN
NUMBER TWO, COUTTS (JERSEY)
LIMITED, TRUSTEE

By:  /s/ David Ballingall
     ----------------------------------
     David Ballingall


By:  /s/ James Nicholls
     ----------------------------------
     James Nicholls


THE TED ARISON FAMILY
FOUNDATION USA, INC.

By:  /s/ Arnaldo Perez
     ----------------------------------
     Arnaldo Perez


COUTTS (JERSEY) LIMITED

By:  /s/ David Ballingall
     ----------------------------------
     David Ballingall


By:  /s/ James Nicholls
     ----------------------------------
     James Nicholls


MBA I, LLC

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary


CITITRUST (JERSEY) LIMITED

By:  /s/ Breege Jude
     ----------------------------------
     Breege Jude, Director


JMD PROTECTOR, INC.

By:  /s/ James M. Dubin
     ----------------------------------
     James M. Dubin
     President, Director


MARILYN B. ARISON 2003 TRUST

By:  /s/ James M. Dubin
     ----------------------------------
     James M. Dubin
     Trustee


CONTINUED TRUST FOR
MICHAEL ARISON, JMD DELAWARE,
INC., TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee

MICHAEL ARISON 1999
IRREVOCABLE DELAWARE TRUST
JMD DELAWARE, INC., TRUSTEE

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


JJO DELAWARE, INC.

By:  /s/ Stanford L. Stevenson, III
     ----------------------------------
     Stanford L. Stevenson, III
     Vice President and Secretary of
     Corporate Trustee


/s/ John J. O'Neil
---------------------------------------
John J. O'Neil

                                INDEX TO EXHIBITS
                                -----------------

                  EXHIBITS
                  --------

Exhibit 17 Joint Filing Agreement, dated as of August 28, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, Coutts, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison 2003 Trust, MBA, Michael Arison Continued Trust, the Michael Arison 1999 Trust, JJO Delaware and John J. O'Neil.

Exhibit 18 Reaffirmation, dated as of July 14, 2003, executed by B Shares, L.P. as Exhibit A to the Fifth Modification of Amended and Restated Credit Agreement, dated as of July 14, 2003, between Miami Heat Limited Partnership and JPMorgan Chase Bank.